EXHIBIT 99.8 Media release

Rio Tinto spends A$8.6 billion with suppliers in WA

17 March 2023

PERTH, Australia - Rio Tinto spent A$8.6 billion with suppliers in Western Australia in 2022, an increase of 2.5 per cent on the previous year, as part of the company’s ongoing commitment to support the communities where it operates.
A total of A$8.6 billion was spent with more than 2,400 suppliers, including WA-owned and operated businesses, and global companies with locally operated and managed branches. The spend has helped support thousands of local jobs and delivered a significant economic contribution to communities across the State.
Of this spend, A$618 million was spent with Pilbara-based businesses and a record A$504 million was spent with Indigenous businesses in Western Australia.  This included A$439 million spent with Traditional Owner businesses – an increase of 45 per cent on the previous year.
Since 2018, Rio Tinto has increased its annual spend with suppliers in Western Australia by 73 per cent.
To celebrate the enormous contribution of suppliers to Rio Tinto and the local community, the company hosted an inaugural awards gala last night as part of its Supplier Recognition Program.
The Supplier Recognition Awards recognise our valued suppliers for their outstanding performance and the contribution they make to our business and the local community. This year, about 180 suppliers were nominated for awards across nine categories.
Premier Mark McGowan attended the event and presented the WA Supplier of the Year award to GBSC Yurra.
Rio Tinto Iron Ore Chief Executive Simon Trott, said, “In the communities where we operate, we work hard to partner with and develop local businesses so they can share in our success and create jobs for local people.
At Rio Tinto, we aspire to be a customer of choice within the WA business community, working in partnership with our suppliers, supporting capability development and encouraging innovation to ensure local communities remain strong and sustainable.
The nine award winners are excellent suppliers that help contribute to the success of the local communities in which we operate.”
Western Australian Premier Mark McGowan said congratulations to all winners and acknowledged Rio Tinto’s commitment to recognising WA suppliers and businesses.
“WA local content and local jobs is the backbone of our economy and communities so the more we diversify the economy and ensure we focus on increasing work and business opportunities, the better it is for our State in the long run.
Increasing the volume and quality of local work in WA will support jobs and create a long pipeline of work into the future for the benefit of generations to come. This is a good thing and I encourage more of industry to maximise these opportunities.”
Award winners
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Award category	Description	Winner
Care, Courage and Curiosity	Business that shows alignment with Rio Tinto’s core values and demonstrates how they place people at the heart of their business, through a commitment to building safe, respectful, and inclusive workplaces and culture.	Kulbardi
Local Engagement	Business that demonstrates a commitment to investing in the local workforce in the regions where we operate in WA and has made a positive impact on the wellbeing and value of the community.	Eastern Guruma
Health & Safety	Business that demonstrates leading safety performance on a WA site and contributes to making a safer site, beyond their own scope of work.	Tasman Power
Environmental Sustainability	Business that contributes to a reduction in emissions across operations and supports us to achieve our ESG objectives year on year. This includes sustainable initiatives, products or services that positively impact, contribute to, or encourage conservation, reduction, re-use and recycling.	IMC Alliance
Operational Excellence	Business that goes above and beyond to tackle obstacles and deliver results safely, enhancing productivity for Rio Tinto and demonstrates leading industry practice and performance.	CSI Mining Services
Innovation Award	Business that shows use of an innovative solution to overcome a challenge or obstacle which has been beneficial to our WA operations, has demonstrated market leadership through leveraging new technologies and services that drive tangible business value for our operations.	Sentient
WA Supplier of the Year award	Recognising strong performance across multiple categories for West Australian business.	GBSC Yurra
Vice President of Procurement Award	A business that are highly aligned with our corporate values and have demonstrated remarkable performance and delivered excellent social outcomes.	Coregas
Chief Executive Award	A business that has delivered excellent outcomes to Rio Tinto across all areas of value and has significantly changed our operational, social, and environmental performance.	Boton

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Contacts
Please direct all enquiries to media.enquiries@riotinto.com

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